

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 30, 2006

Mr. Royis Ward
Chief Executive Officer and Chief Financial Officer
Ecoloclean Industries, Inc.
2242 South Highway #83
Crystal City, Texas 78839

> **RE:** **Form 10-KSB for the Fiscal Years ended December 31, 2004 and**
> **December 31, 2005**
> **Forms 10-QSB for the Fiscal Quarters ended March 31, 2005, June 30,**
> **2005, September 30, 2005 and March 31, 2006**
> **File No. 0-33481**

Dear Mr. Ward:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant